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[JEFFERSON PILOT FINANCIAL LOGO]
JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
Service Office:  One Granite Place, P.O. Box 515, Concord, New Hampshire
                 03302-0515

                        SUPPLEMENTAL COVERAGE RIDER (SCR)

Effective Date -

This Rider is a part of the policy to which it is attached. It takes effect on the Policy Date of the policy unless a later Effective Date is shown above. A Rider Year is the twelve month period measured from the Policy Date or such later Effective Date as shown above. Each twelve month period thereafter makes up the next Rider Year. In this Rider, "We", "Us" or "Our" means Jefferson Pilot Financial Insurance Company; "You" and "Your" means the Owner of the policy; and "Insured" means the person named on Page 3 of the policy as insured under the policy.

CONSIDERATION - In return for the payment of the monthly deductions and receipt of an application for this Rider, We will provide the benefit described in this Rider.

BENEFIT - Upon receipt of proof that the Insured has died while this Rider was in force We will pay the beneficiary the Rider Death Benefit on the date of death of the Insured.

RIDER DEATH BENEFIT - The Specified Amount of this Rider is shown on Page 3 of the policy and will be added to the policy Specified Amount for the purposes of determining the death benefit of the policy.

MONTHLY DEDUCTION - The monthly deduction for this Rider will be (a) plus (b) plus (c) where:

(a) is the cost of insurance for this Rider which will be calculated as part of the cost of insurance of the policy. The cost of insurance charge for this Rider for each month is the cost of insurance rate for the month multiplied by the lesser of:

     (i)  the number of thousands of Rider Death Benefit; or

     (ii) the number of thousands of the net amount at risk for the policy and this Rider;

     The cost of insurance rates can never be greater than those shown in the Table of Monthly Guaranteed Cost of Insurance rates shown on Page 4 of the policy;

(b) is the SCR Monthly Acquisition Charge. This charge will never exceed the SCR Maximum Monthly Acquisition Charge as shown on Page 3 of the policy; and

(c) is the SCR Monthly Unit Load. This charge will never exceed the SCR Maximum Monthly Unit Load as shown on Page 3 of the policy.

DECREASE IN RIDER SPECIFIED AMOUNT - Upon request, the Rider Specified Amount may be decreased at any time after the first 24 Rider months and prior to the attained age 100 of the Insured. The Rider Specified Amount may not be decreased below the minimum shown on Page 3 of the policy. The minimum amount of a decrease is as shown on Page 3 of the policy. A decrease will be effective on the Monthly Anniversary Day coincident with or next following the date of approval by Us of the request for the decrease, unless another date acceptable to Us is requested.

If a decrease results in a Rider Specified Amount of $25,000 or less, this Rider will terminate.

SURRENDER CHARGES - Surrender charges for a full surrender of this Rider are as shown for the applicable Rider Year in the Table of SCR Surrender Charges on Page 3 of the policy.

CASH SURRENDER VALUE - The charge for full Rider surrender will be deducted from the Accumulation Value of the policy to determine the Surrender Value of the policy.

POLICY LOANS - The charge for full Rider surrender will be deducted from the Accumulation Value to determine the total loan value of the policy.

INCONTESTABILITY - We will not contest this Rider after it has been in force during the Insured's lifetime for 2 years from the Effective Date.

SUICIDE - If the Insured commits suicide, while sane or insane, within two years from the Effective Date of this Rider, benefits provided by this Rider are limited as follows:

(1) If the proceeds payable under the policy are limited to a return of premiums paid, no additional amount will be paid under this Rider;

(2) If the proceeds payable under the policy are not so limited, the additional amount payable under this Rider will be the sum of the monthly deductions for this Rider.

THIS SPECIMEN POLICY REPRESENTS THE GENERIC LANGUAGE OF THE POLICY CONTRACT, INCLUDING RIDERS. POLICY LANGUAGE, FEATURES, AND AVAILABILITY MAY VARY BY STATE. PLEASE BE SURE TO CHECK PRODUCT AND RIDER AVAILABILITY IN THE STATE YOU ARE SOLICITING. AGENTS SHOULD REFER TO THE PRODUCTS SECTION ON JPF NET.
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GENERAL PROVISIONS - This Rider is subject to all of the applicable provisions of the policy except for the provisions contained in this Rider. This Rider will control in the event of any conflict with the policy.

TERMINATION - This Rider will cease as soon as one of the following occurs:

(1) The monthly deduction for this Rider remains unpaid at the end of the Grace Period;

(2)  The policy is surrendered or otherwise terminated;

(3)  We receive Your written request to terminate this Rider;

(4)  As a result of a decrease in Rider Specified Amount as stipulated herein.

If this Rider is in effect at the Insured's attained age 100 the Rider Specified Amount will be added to the policy Specified Amount and this Rider will terminate.



/s/ David Stonecipher                                   /s/ Robert A. Reed
Chief Executive Officer                                 Secretary